Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 14, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       News release dated February 28, 2005 entitled “ VODAFONE EXTENDS MOBILE MUSIC CATALOGUE TO 500,000 MUSIC TRACKS ONE MILLION FULL MUSIC TRACKS DOWNLOADED SINCE LAUNCH”

2.                                       Stock Exchange Announcement dated February 1, 2005

3.                                       Stock Exchange Announcement dated February 2, 2005

4.                                       Stock Exchange Announcement dated February 3, 2005

5.                                       Stock Exchange Announcement dated February 7, 2005

6.                                       Stock Exchange Announcement dated February 8, 2005

7.                                       Stock Exchange Announcement dated February 9, 2005

8.                                       Stock Exchange Announcement dated February 10, 2005

9.                                       Stock Exchange Announcement dated February 11, 2005

10.                                 Stock Exchange Announcement dated February 14, 2005

11.                                 Stock Exchange Announcement dated February 15, 2005

12.                                 Stock Exchange Announcement dated February 16, 2005

13.                                 Stock Exchange Announcement dated February 17, 2005

14.                                 Stock Exchange Announcement dated February 18, 2005

15.                                 Stock Exchange Announcement dated February 21, 2005

16.                                 Stock Exchange Announcement dated February 22, 2005

17.                                 Stock Exchange Announcement dated February 22, 2005

18.                                 Stock Exchange Announcement dated February 24, 2005

19.                                 Stock Exchange Announcement dated February 25, 2005

20.                                 Stock Exchange Announcement dated February 28, 2005

28 February 2005

VODAFONE EXTENDS MOBILE MUSIC CATALOGUE TO 500,000 MUSIC TRACKS

ONE MILLION FULL MUSIC TRACKS DOWNLOADED SINCE LAUNCH

Vodafone today announces the launch of a catalogue of 500,000 full music tracks on Vodafone live! with 3G. The enhanced service will be rolled out to Vodafone live! with 3G customers in eight countries, beginning in Germany, with Greece, Italy, the Netherlands, Portugal, Spain, Sweden and the UK following in the next few months.

Vodafone also announces that, since it first launched full track music downloads across an extensive range of new 3G handsets in November 2004, over one million tracks have been downloaded.

With the significant increase in catalogue size, the company is also extending its search engine capabilities on the service to help customers find the tracks they want, in the way they want.

“The initial response to the full track music service has been very encouraging and following customer research we have upgraded the experience further”, said Guy Laurence, Consumer Marketing Director, Vodafone Group. “We believe the extended catalogue is the largest offered by any mobile operator globally and we are currently developing more 3G handsets compatible with the service.”

Thousands of full track music downloads from global artists have been secured through Vodafone’s existing deals with Sony BMG Music Entertainment and Warner Music as well as new agreements for music from the catalogues of EMI and various local artists. Of the one million full music tracks downloaded, three of the most popular artists were: Maroon 5, “She Will Be Loved”, Jennifer Lopez “Get Right” and Laura Pausini,  “Resta in Ascolto”.

Vodafone will continue to invest in its overall music offering and further announcements can be expected over the coming months.

- ends -

For further information:

Vodafone Group Media Relations

Jon Earl

Janine Young

Emma Conlon

+44 (0)1635 677483

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	31 January 2005

Number of ordinary shares purchased:	18,000,000

Highest purchase price paid per share:	138.25p

Lowest purchase price paid per share:	137.25p

Volume weighted average price per share:	137.9013p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,235,000,000 of its ordinary shares in treasury and has 65,127,049,032 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	01 February 2005

Number of ordinary shares purchased:	25,500,000

Highest purchase price paid per share:	136.75p

Lowest purchase price paid per share:	135.25p

Volume weighted average price per share:	136.0238p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,260,500,000 of its ordinary shares in treasury and has 65,101,549,032 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	2 February 2005

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	136p

Lowest purchase price paid per share:	135.25p

Volume weighted average price per share:	135.6563p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,276,500,000 of its ordinary shares in treasury and has 65,085,936,427 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	04 February 2005

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	139.75p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.2426p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,293,500,000 of its ordinary shares in treasury and has 65,069,228,652 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that:

1.               the Company was advised on 7 February 2005 by Mourant ECS Trustees Limited that on 4 February 2005 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 140p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Group Profit Sharing Scheme and Vodafone Share Incentive Plan:

	Vodafone Group Profit Sharing Scheme No. of shares	Vodafone Share Incentive Plan No. of shares

Mr P R Bamford	377	88

Sir Julian Horn-Smith	-	91

Mr K J Hydon	3,204	91

2.               the Company was advised on 8 February 2005 by Computershare Investor Services Plc that on 4 February 2005 Mr P R Bamford, a director of the Company, acquired 5,610 ordinary shares of US$0.10 each and that Lord Broers, a non-executive director of the Company, acquired 265 ordinary shares of US$0.10 each through their participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 139.593p.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	8 February 2005

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	139p

Lowest purchase price paid per share:	138.5p

Volume weighted average price per share:	138.75p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,308,500,000 of its ordinary shares in treasury and has 65,054,943,023 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	9 February 2005

Number of ordinary shares purchased:	20,500,000

Highest purchase price paid per share:	141p

Lowest purchase price paid per share:	139p

Volume weighted average price per share:	140.064p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,329,000,000 of its ordinary shares in treasury and has 65,034,443,023 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	10 February 2005

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	140p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.2198p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,354,000,000 of its ordinary shares in treasury and has 65,010,043,630 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	11 February 2005

Number of ordinary shares purchased:	9,000,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.2292p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,363,000,000 of its ordinary shares in treasury and has 65,001,266,341 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that:

1                                          the Company was advised on 11 February 2005 by NatWest ISA and PEP Office that on 9 February 2005, Sir Julian Horn-Smith, a director of the Company, acquired 42 ordinary shares of US$0.10 each through his participation in a Dividend Reinvestment Plan, for which each share was valued at 140.24p; and

2                                          the Company was advised on 11 February 2005 by Mourant ECS Trustees Limited that on 10 February 2005 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 139p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	180
Sir Julian Horn-Smith	180
Mr K J Hydon	180

3                                          the Company was advised on 15 February 2005 by Barclays Private Bank Limited that on 4 February 2005, Mr K J Hydon, a director of the Company, acquired 29,416 ordinary shares of US$0.10 each through his participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 140.98893p.

Philip Howie

Deputy Company Secretary

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	15 February 2005

Number of ordinary shares purchased:	6,000,000

Highest purchase price paid per share:	140.75p

Lowest purchase price paid per share:	140.25p

Volume weighted average price per share:	140.4583p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,369,000,000 of its ordinary shares in treasury and has 64,995,813,109 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	16 February 2005

Number of ordinary shares purchased:	25,500,000

Highest purchase price paid per share:	141.75p

Lowest purchase price paid per share:	140.25p

Volume weighted average price per share:	141.0441p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,394,500,000 of its ordinary shares in treasury and has 64,970,313,109 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	17 February 2005

Number of ordinary shares purchased:	19,000,000

Highest purchase price paid per share:	141.75p

Lowest purchase price paid per share:	140.5p

Volume weighted average price per share:	141.2586p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,413,500,000 of its ordinary shares in treasury and has 64,951,482,837 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	18 February 2005

Number of ordinary shares purchased:	15,500,000

Highest purchase price paid per share:	142.25p

Lowest purchase price paid per share:	140.5p

Volume weighted average price per share:	141.3226p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,429,000,000 of its ordinary shares in treasury and has 64,937,423,037 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	21 February 2005

Number of ordinary shares purchased:	13,500,000

Highest purchase price paid per share:	140.25p

Lowest purchase price paid per share:	139.5p

Volume weighted average price per share:	139.8426p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,442,500,000 of its ordinary shares in treasury and has 64,923,923,037 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 22 February 2005 by UBS Wealth Management that on 4 February 2005, Mr J Buchanan, a non-executive director of the Company, acquired 1,394 ordinary shares of US$0.10 each at a price of 139.593p per share, through his participation in the Company’s Dividend Reinvestment Plan.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	23 February 2005

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	138p

Lowest purchase price paid per share:	136.25p

Volume weighted average price per share:	137.0726p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,463,500,000 of its ordinary shares in treasury and has 64,903,514,270 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	24 February 2005

Number of ordinary shares purchased:	15,500,000

Highest purchase price paid per share:	138.50p

Lowest purchase price paid per share:	137p

Volume weighted average price per share:	138.0887p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,479,000,000 of its ordinary shares in treasury and has 64,888,986,270 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	25 February 2005

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	138.75p

Lowest purchase price paid per share:	137.5p

Volume weighted average price per share:	138.125p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,496,000,000 of its ordinary shares in treasury and has 64,871,986,270 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 14, 2005	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary